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16021788

ISSION

SEC Mail Processing Section

AUG 29 2016

Washington DC 410

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACTOLUS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6862 ELM STREET STE 620

(No. and Street)

McLean	Virginia	22101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN HARTER

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. dba Edward Opperman, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET	LAFAYETTE	INDIANA	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerry Gazzawicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACTOLUS SECURITIES, LLC, as of JUNE 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO & FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GERY SADZEWICZ
CONSULTING, LLC
5205 Brookshire Estates Dr.
Plainfield, IL 60586

August 26, 2016

Securities and Exchange Commission
Attn: Financial Reporting
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Enclosed please find the Pactolus Securities, LLC annual audit report for fiscal year end June 30, 2016.

Sincerely,

Gery Sadzewicz
Gery Sadzewicz Consulting, LLC
5205 Brookshire Estates Drive
Plainfield, IL 60586

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Pactolus Securities, LLC
McLean, Virginia

We have audited the accompanying statement of financial condition of Pactolus Securities, LLC (a Delaware limited liability company), as of June 30, 2016 and the related statements of income and member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Pactolus Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pactolus Securities, LLC as of June 30, 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Pactolus Securities, LLC's financial statements. The supplemental information is the responsibility of Pactolus Securities, LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 11, 2016

PACTOLUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2016

ASSETS		
ASSETS		
Cash and cash equivalents	$	22,632
Commissions receivable		3,260
TOTAL ASSETS	$	25,892
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Commissions payable	$	3,097
Accrued expense payable		5,000
Payable to affiliated entity		4,509
TOTAL LIABILITIES		12,606
MEMBER'S EQUITY		
Member's equity		13,286
TOTAL MEMBER'S EQUITY		13,286
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	25,892

PACTOLUS SECURITIES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2016

REVENUE		
Commissions and fees	$	47,678
Interest		3
TOTAL REVENUE		47,681
EXPENSES		
Commissions		46,245
Consulting fees		13,003
Professional fees		8,736
Licenses and insurance		6,385
Facilities		1,053
Other administrative		2,006
TOTAL EXPENSES		77,428
NET INCOME (LOSS)		(29,747)
Member's equity at beginning of year		-
Capital contribution		43,033
Member's equity at end of year	$	13,286

PACTOLUS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(29,747)
Adjustments to reconcile income to net cash (used in) provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		(3,260)
Increase (decrease) in operating liabilities:		
Commissions payable		3,097
Accrued expense payable		5,000
Payable to affiliated entity		4,509
Net Cash (Used in) Operating Activities		(20,401)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital contribution		43,033
Net Cash Provided by Investing Activities		43,033
Net increase (decrease) in cash		22,632
Cash at beginning of year		-
Cash at end of year	$	22,632

PACTOLUS SECURITIES, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF JUNE 30, 2016

Total ownership equity from Statement of Financial Condition	$	13,286
less nonallowable assets from Statement of Financial Condition		(3,097)
Net capital before haircuts on securities positions		10,189
Haircuts on securities		-
Net Capital	$	10,189
Aggregate Indebtedness		12,606
Net capital required based on aggregate indebtedness (6-2/3%)		841
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	5,189
Total aggregate indebtedness	$	12,606
(A) - 10% of total aggreate indebteness	$	1,261
(B) - 120% of minimum net capital requirement	$	6,000
Net Capital less the greater of (A) or (B)	$	4,189
Percentage of Aggregate Indebtedness to Net Capital		123.72%

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Pactolus Securities, LLC, (the Firm) was formed as a limited liability company in the state of Delaware. The Firm was formed as a securities broker dealer and is a registered securities broker and dealer. The Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual funds.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of June 30, 2016.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have any amounts in excess of insured limits as of June 30, 2016.

e. Commissions Receivable—Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. No advertising expenses were incurred for the year ended June 30, 2016.

NOTE 2: COMMISSIONS RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commission receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At June 30, 2016 there were receivables of $3,260 and payables of $3,097.

NOTE 3: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated company, which is related by common ownership. Under the terms of the agreement, the affiliated company has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm.

NOTE 4: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Firm. One June 30, 2016, the Firm had net capital of $10,189 which was $5,189 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 123.72%.

NOTE 5: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provisions of paragraph (k) (2) (i) "Special Account for the Exclusive Benefit of customers" maintained. During the year ended June 30, 2016 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 6: ACQUISITION OF DFP EQUITIES, INC.

During the year, the Firm's parent Pactolus Holdings, LLC purchased the stock of the broker dealer DFP Equities, Inc. The assets and operations of this firm were merged into Pactolus Securities, LLC for the year ended June 30, 2016. These financial statements reflect the operations of the Firm and those of DFP Equities, Inc.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
Pactolus Securities, LLC
McLean, Virginia

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the June 30, 2016 Part 11A filing.

Conclusion: There were only two differences between the audited and unaudited net capital computation.
They were related to the following:

1. The gross amount of commissions received and the related commission expense (paid out) were recorded instead of just the net commission received.

2. The reclassification of funds used to purchase the broker-dealer. Originally the transaction was recorded as an expense.

3. An additional accrued payable for professional fees expense was recorded.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 11, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Pactolus Securities, LLC
McLean, Virginia

In planning and performing our audit of the financial statements of Pactolus Securities, LLC as of and for the year ended June 30, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered Pactolus Securities, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Pactolus Securities, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Pactolus Securities, LLC's internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by D Pactolus Securities, LLC, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Pactolus Securities, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Pactolus Securities, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

(CONTINUED)

(CONTINUED)

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Pactolus Securities, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at August 11, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
AUGUST 11, 2016

PACTOLUS SECURITIES, LLC
EXEMPTIVE PROVISION UNDER
RULE 15C3-3
JUNE 30, 2016

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pactolus Securities, LLC
McLean, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers in which Pactolus Securities, LLC (the Firm) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 240.15c3-3: ***(2) (i) "Special Account for the Exclusive Benefit of customers" maintained***, and the Firm stated that the Firm met the identified exemption provisions throughout the most recent fiscal year without exception. The Firm's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (2) (i) "Special Account for the Exclusion Benefit of customers" maintained*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
AUGUST 11, 2016

PACTOLUS
SECURITIES

Pactolus Securities, LLC

Exemption Report

August 15, 2016

This report is deemed CONFIDENTIAL in accordance with Rule 17 a-5(e)(3) under the Securities Exchange Act of 1934.

6862 Elm Street, Suite 620, McLean, VA 22101 · t 571.297.6364 · f 703.226.3088

PACTOLUS
SECURITIES

Pactolus Securities, LLC's Exemption Report

Pactolus Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from July 1, 2015 through June 30, 2016 without exception.

PACTOLUS SECURITIES, LLC

I, Gery Sadzewicz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Financial Operations Principal
August 15, 2016